EXHIBIT 99.1

EXPLANATION OF RESPONSES

(1)	Held directly by Insight SN Holdings, LLC

(2)	Held directly by Insight SN Holdings 2, LLC

(3)	Held directly by Insight Venture Partners (Cayman) X, L.P.

(4)	Held directly by Insight Venture Partners (Delaware) X, L.P.